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                                                                Exhibit (c)(11)

Employment Agreements

        To replace the Company's Management Agreement with Heftel Management Group, the Company entered into ten-year Employment Agreements with each of Messrs. Cecil Heftel and Carl Parmer on December 1, 1993. These Employment Agreements are substantially similar and provide for each of Messrs. Heftel and Parmer to receive a base annual salary of $500,000 and bonuses based on the performance of the Company. Upon the occurrence of any Termination Event (as defined below) and the vote of a majority of the Board of Directors, which must include two-thirds of the members of the Board of Directors who are not employees of the Company (collectively, "Termination Conditions"), the Company may terminate the Employment Agreement. If such a termination occurs, Mr. Heftel or Mr. Parmer, as the case may be, will be entitled to receive all amounts payable by the Company under his Employment Agreement to the date of termination. If the Company terminates the Employment Agreement without satisfying the Termination Conditions or if Mr. Heftel or Mr. Parmer terminates the Employment Agreement because of a breach by the Company of its obligations thereunder, the assignment to him of duties substantially inferior to the duties of a Co-Chief Executive Officer or a change in control of the Company, Mr. Heftel or Mr. Parmer, as the case may be, will be entitled to receive a lump sum payment equal to the present value of all amounts remaining to be paid by the Company under the Employment Agreement. For purposes of calculating future bonuses, the Company will be deemed to have achieved the performance level necessary to pay the maximum bonus. Payments as a result of a Termination Event have been deferred by Messrs. Heftel and Parmer pursuant to an agreement with the Company's lender.

        In January 1994, KTNQ/KLVE and Mr. Richard Heftel entered into a seven-year Employment Agreement pursuant to which Mr. Heftel receives a yearly salary of $300,000 plus bonuses based on the performance of KTNQ/KLVE. Upon the occurrence of any Termination Event and the action of a majority of the Board of Directors who are not employees of KTNQ/KLVE or its affiliates (collectively, a "Termination Reason"), KTNQ/KLVE may terminate the Employment Agreement. If such a termination occurs, Mr. Heftel will be entitled to receive all amounts payable by KTNQ/KLVE under his Employment Agreement to the date of termination. If KTNQ/KLVE terminates the Employment Agreement for a reason other than the occurrence of a Termination Reason or if Mr. Heftel terminates the Employment Agreement because of a breach by KTNQ/KLVE of its obligations thereunder, the assignment to him of duties substantially inferior to the duties of a President and General Manager or a change in control of KTNQ/KLVE, Mr. Heftel will be entitled to receive a lump sum payment equal to the present value of all amounts remaining to be paid by KTNQ/KLVE under the Employment Agreement. For purposes of calculating future bonuses, KTNQ/KLVE will be deemed to have achieved the performance level reached in the fiscal year ended immediately prior to the termination. Payments as a result of a Termination Reason have been deferred by Mr. Heftel pursuant to an agreement with the Company's lender.

        "Termination Event" means any of the following: (i) the commission and proving of an act of fraud or embezzlement against the employer by the executive, (ii) the executive being convicted of a crime constituting a felony;
(iii) the executive committing acts involving willful malfeasance or gross misconduct in connection with his employment which have the potential for causing a materially adverse effect on the business or licensing of the employer; (iv) mutual agreement of the employer and the executive to terminate the Employment Agreement; and (v) any material default in performance of the Employment Agreement by the executive which has not been cured within 30 days following written notice by the employer to the executive.

        On August 1, 1995, the Company and Mr. John Kendrick entered into a three-year Employment Agreement pursuant to which Mr. Kendrick currently receives a yearly salary of $180,000 (subject to increases in the second and third years) plus bonuses determined by the Company subject to a minimum bonus of $35,000 for the first year (the minimum bonus is increased in the second and third years). The Company may terminate the Employment Agreement upon the occurrence of certain events which are similar to Termination Events. If such a termination occurs, Mr. Kendrick will be entitled to receive all amounts payable by the Company under his Employment Agreement to the date of termination. If the Company terminates the Employment Agreement for a reason other than the occurrence of the events set forth in the Employment Agreement, Mr. Kendrick will be entitled to receive his salary and minimum bonus through the later of the one year anniversary of the termination date or the end of the term of the Employment Agreement (the "Period") (which the Company may pay in a lump sum payment equal to the present value of such amounts) and monthly premiums payable for allowing Mr. Kendrick and his family to participate in the Company's health insurance for the shorter of the Period or the maximum COBRA continuation coverage period mandated by law. At the end of the initial three year term, the Employment Agreement is

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automatically extended for one year unless the Company gives notice of non-renewal at least six months prior to the end of the initial three year period. If a change in control of the Company occurs, the term of the Employment Agreement is automatically extended for three years from the date of the change of control.

Stock Option Plan

     The Company adopted a stock option Plan ("Stock Option Plan") in 1994, under which a maximum of 750,000 shares of Class A Common Stock may be issued upon exercise of options granted to directors, officers or other key employees of the Company or its subsidiaries.

     The Stock Option Plan is administered by the Board of Directors, or in the discretion of the Board of Directors, a committee of not less than two directors. The Board of Directors or this committee determines employees to whom options will be granted, the timing and manner of grant of options, the exercise price, the number of shares covered by and all of the terms of options, the duration of leaves of absence which may be granted to optionees without constituting termination of employment for purposes of the Stock Option Plan, and all other determinations necessary or advisable for administration of the plan. The Compensation Committee will function as the Stock Option Committee to administer the Stock Option Plan.

     The Stock Option Plan permits the grant of stock options which qualify as incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended, ("ISOs") and stock options which do not so qualify ("NQSOs"). The purchase price for shares subject to any option must not be less than 100% of the fair market value of the shares of Class A Common Stock on the date the option is granted. No ISO shall be exercisable after the earliest of the expiration of ten years after the date the option is granted, three months after the date the optionee's employment with the Company terminates if termination is for any reason other than permanent disability or death, or one year after the date the optionee's employment terminates if termination is a result of death or permanent disability.

     Under the Stock Option Plan, each Eligible Director (as defined below) will receive a NQSO to purchase 5,000 shares of Class A Common Stock automatically on the date the person becomes an Eligible Director. An Eligible Director is a non-employee director who does not own directly or indirectly more than 1% of the outstanding shares of Class A or Class B Common Stock and who has not within the preceding three years received any stock option or other similar stock award from the Company or any of its subsidiaries. No NQSO shall be exercisable after the earliest of ten years after the date of grant, three months after the date the holder ceases to be a director for any reason other than permanent disability or death or one year after the holders ceases to be a director of the Company as a result of death or permanent disability.

     Unless sooner terminated by the Board of Directors, the Stock Option Plan expires in April 2004.

DIRECTOR COMPENSATION

     Each member of the Board of Directors who is not an employee of the Company receives an annual fee of $10,000, payable in quarterly installments of $2,500, and a fee of $2,000 for each board or committee meeting attended. The Company also reimburses directors for expenses related to attending board or committee meetings. For options granted to certain directors, see "Stock Option Plan."

CERTAIN TRANSACTIONS

     The Tower Comopany, Inc. ("TTC"), a wholly-subsidiary of the Company, previously loaned $293,303 to Mr. Christopher Heftel, the son of Mr. Cecil Heftel. This loan bears interest at 7% per annum, with principal and interest due on demand. At December 31, 1995, Mr. Heftel owed $386,773 to TTC.

     TTC previously loaned $100,000 to Mr. Cecil Heftel. This loan bears interest at 7% per annum, with principal and interest due on demand. At December 31, 1995, Mr. Heftel owed $135,695 to TTC.

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        On February 11, 1992, the predecessor-in-interest to the Company granted to Mr. Carl Parmer as part of his employment agreement the right to purchase 188,925 shares of Class B Common Stock at a per share price of $4.51. In connection with entering into Mr. Parmer's Employment Agreement in December 1993, the Company issued to Mr. Parmer a warrant to purchase 188,925 shares of Class B Common Stock at the same exercise price as a replacement of the rights of Mr. Parmer to purchase the 188,925 shares of Class B Common Stock under his previous employment agreement. On August 3, 1994, Mr. Parmer exercised these warrants and in connection with such exercise, the Company made a loan in the amount of $1.25 million, approximately $852,000 of which was used to pay the exercise price of the warrants and the remainder of which was used to pay income taxes payable by Mr. Parmer upon exercise of the warrants. The loan bears interest at a rate of 7.67% per annum and is due on August 3, 2004. As of December 31, 1995, Mr. Parmer owed a total of $1,294,318 under this loan.

        On June 3, 1993, Messrs. Carl Parmer and Richard Heftel each borrowed $366,000 from the Company and used the proceeds to purchase 94,462 shares of Class B Common Stock from a third-party stockholder. These loans accrue interest at a rate of 4.5% per annum. Interest and principal are due on June 2, 2002. As of December 31, 1995, a total of $408,548 was owed by each of Messrs. Parmer and Heftel under this loan. On October 8, 1993, Mr. Carl Parmer borrowed $1 million from the Company and used the proceeds to purchase 226,695 shares of Class B Common Stock. This loan accrues interest at 4.5% per annum. Interest and principal are due on October 8, 2003. As of December 31, 1995, a total of $1,100,250 was owed by Mr. Parmer under this loan. Each of Messrs. Parmer and Heftel has agreed to use at least 50% of the after-tax proceeds of any future sales of stock of the Company owned by him to repay his loans.

        On December 30, 1993, the Company repurchased 220,000 shares of Class B Common Stock from the daughter of Mr. Cecil Heftel. The purchase price for these shares is payable in 60 installments of $10,000 beginning in August 1994 and one installment of $1 million on the first day of the month after the month in which the 60th installment is paid.

        From time to time, Messrs. Cecil Heftel and Carl Parmer have advanced funds to the Company and the Company has advanced funds to each of them. These advances do not bear interest. At December 31, 1995, the Company owed Mr. Heftel $33,317 and Mr. Parmer owed the Company $330,110.

        In the year ended September 30, 1995 and 1994, the Company advanced funds to Heftel Management Group, of which Mr. Cecil Heftel is the sole beneficial owner. These advances do not bear interest. At December 31, 1995, Heftel Management Group owed the Company $817,042.

        On August 19, 1994, Rodriguez-Heftel-Texas, Inc., a wholly-owned subsidiary of the Company ("RHT"), and Marcos A. Rodriguez, Jr. ("Rodriguez") entered into an Employment and Non-Competition Agreement. On November 16, 1994, the Company, Rodriguez Broadcasting, Inc., a wholly-owned subsidiary of the Company, RHT, Rodriguez and Metroplex Broadcasting, Ltd., which Rodriguez owns ("MBL"), entered into a Settlement Agreement pursuant to which, among other things, (a) Rodriguez ceased being an employee of RHT, (b) Rodriguez was paid a total of $200,000 in 12 equal monthly installments commencing on December 1, 1994, (c) Rodriguez and his affiliates were reimbursed for certain business expenses incurred prior to the date of the settlement, (d) RHT and MBL entered into a lease for the premises owned by RHT, which has an initial term of two years expiring on November 30, 1996, two options to extend the term for an additional two year period and a rent payment of $4,115 per month, (e) RHT reimbursed MBL up to $192,000 for tenant improvements made by MBL to the premises owned by RHT, and (f) Rodriguez agreed to the non-compete provisions of his employment agreement for a period five years from November 16, 1994.

        In June 1992, the Company repurchased and retired 2,115,468 shares of Series A Preferred Stock held by Mr. Cecil Heftel. Pursuant to an agreement with Mr. Heftel, $1,142,495 of cumulative unpaid dividends from the date of issuance through June 25, 1992 relating to the repurchased Series A Preferred Stock are to be declared and paid at such time as dividends are declared and paid on the remaining outstanding Series A Preferred Stock. In January 1995, the Company repurchased and retired 633,628 shares of the Series A Preferred Stock held by children of Mr. Heftel. A portion of the repurchase price represented unpaid cumulative dividends on such shares. At the same time, the Company used $3,449,976 of the net proceeds of its initial public offering to repurchase and retire 1,326,662 shares of the Series A Preferred Stock owned by Mr. Heftel, a portion of which represented the payment required under the June 1992 agreement with Mr. Heftel.


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        On January 10, 1995, the Company granted to Mr. Carl Parmer a warrant to purchase 160,000 shares of Class A Common Stock at an exercise price of $10.50 per share (which was the closing price for the Class A Common Stock on January 9, 1995). On January 24, 1995, Mr. Parmer exercised this warrant in full. The exercise price was payable on or before June 30, 1995. On June 30, 1995, Mr. Parmer borrowed $1,680,000 from the Company to pay the exercise price and granted to the Company a security interest in these shares to secure his obligation to repay the loan. This loan bears interest at 8.75% per annum. At December 31, 1995, Mr. Parmer owed the Company $1,729,000.

        On September 7, 1995, the Company, through a subsidiary, acquired from Mambisa Broadcasting Corporation ("Mambisa") the remaining 51% interest in Viva America Media Group, a Florida general partnership ("Viva Media"), which it did not own. Amancio Victor Suarez and Charles Fernandez, former directors of the Company, own part of Mambisa. The purchase price was $19.8 million. At the closing of the acquisition, Messrs. Suarez and Fernandez resigned as directors and officers of the Company. In connection with this transaction, the following were terminated for no additional consideration: (i) the Management Agreement, dated August 19, 1994, among the Company, Viva Media and SFS Management, Inc., an affiliate of Messrs. Suarez and Fernandez, pursuant to which SFS managed the two Miami stations owned by Viva Media and two other stations in Miami owned by the Company; (ii) the Joint Sales Agreement, dated August 19, 1994, between HBC Florida, Inc., a subsidiary of the Company ("HBC Florida"), and Mambisa relating to the sale of advertising on such four Miami stations; and (iii) the Warrant to purchase up to 237,600 shares of Class B Common Stock of the Company held by Mr. Fernandez and the employment arrangements between the Company, and any of its subsidiaries, and Mr. Fernandez. In addition, the Company granted Mr. Suarez a limited right of first refusal on a sale of WAQI-AM which right expires on September 7, 1997.

        On January 10, 1996, pursuant to an Agreement of Purchase and Sale, dated September 7, 1995, between the Company and Mambisa (the "Purchase Agreement") the Company, through HBC Florida, purchased the entire parcel of real property on which the radio transmission towers for WAQI-AM (the "WAQI Towers") are located for approximately $1.5 million in cash and a note for approximately $1.5 million (the "Note"). The Company has the right to subdivide such parcel and resell to Mambisa the portion of the parcel on which the WAQI Towers are not located for the same per acre price paid by the Company to Mambisa. The parties currently are attempting to complete such a subdivision. The Note is due on the later of the date on which all rights to subdivide the parcel expire or the date on which the resale of the subdivided portion of the parcel is completed.

        On December 3, 1995, the Company and Rodriguez entered into a Put, Option and Reorganization Agreement (the "Put/Option Agreement"). Pursuant to this agreement, in exchange for payment by the Company of $450,000, Rodriguez granted the Company the right to purchase his shares of Hispanic Coalition, Inc. ("HCI") for a period of eight years from the date a new FM radio station in Haltom City, Texas (for which HCI is seeking a construction permit from the Federal Communications Commission) (The "Haltom Station") commences operations. In addition, pursuant to this agreement, the Company granted to Rodriguez the right to sell his shares of common stock of HCI to the Company for a period of three years following the date the Haltom Station commences operations. In connection with the Put/Option Agreement, the Company entered into a Loan Commitment dated December 3, 1995, (the "Loan Agreement") with HCI which provided for loans to HCI by the Company. The Board of Directors of the Company subsequently approved these agreements. However, there are currently disputes relating to these agreements, and therefore, only $100,000 has been loaned under the Loan Agreement. Rodriguez has filed a notice of arbitration with respect to the disputes relating to these agreements. Cecil Heftel and the Company have entered into agreements under which Mr. Heftel will indemnify the Company against any losses arising out of these agreements and Mr. Heftel will be entitled to reimbursement of any indemnity amounts solely from the balance of any amounts received by the Company in connection with Haltom Station which remain after payment of all losses and expenses of the Company relating to such station and the agreements with Rodriguez and HCI.